UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                        Commission File Number:           1-1941
                                                                          ------

                           NOTIFICATION OF LATE FILING

         (Check One):
         |_| Form 10-K |_| Form 11-K |_| Form 20-F |X| Form 10-Q |_| Form N-SAR

         For Period Ended:  March 31, 2003

         |_| Transition Report on Form 10-K |_| Transition Report on Form 20-F |_| Transition Report on Form 11-K |_| Transition Report on Form 10-Q |_| Transition Report on Form N-SAR

         For the Transition Period Ended: ____________________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________

                                     PART I
                             REGISTRANT INFORMATION

                           BETHLEHEM STEEL CORPORATION
                           ---------------------------
                            (Full name of registrant)

                                 Not Applicable
                                 --------------
                           (Former name if applicable)

                               1170 Eighth Avenue
                               -------------------
           (Address of principal executive office (street and number))

                            Bethlehem, PA 18016-7699
                            ------------------------
                           (City, state and zip code)

                                     PART II
                             RULES 12b-25(b) AND (c)

           If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

           State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

          The registrant and certain of its subsidiaries (the "Debtors") filed a petition (the "Chapter 11 Petition") for relief under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court") on October 15, 2001. The registrant is unable to timely file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 because compliance with the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, would cause significant hardship and unreasonable burden in terms of expense and effort on the part of the registrant, as the efforts of the registrant have been occupied with the sale of substantially all of its assets to International Steel Group, the closing of which occurred on May 7, 2003.






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
                                     PART IV
                                OTHER INFORMATION


           (1) Name and telephone number of person to contact in regard to this notification

 Lonnie A. Arnett                                        (610) 694-3946
--------------------------------------------------------------------------------
 (Name)                                           (Area Code) (Telephone Number)

           (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                |X| Yes |_| No

           (3) Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 |X| Yes |_| No

           If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          As a result of the previously announced sale of substantially all of the registrant's assets to a subsidiary of International Steel Group Inc., the registrant expects to record a loss of approximately $2.3 billion for the impairment of long-lived assets for the quarter ended March 31, 2003. As a result, the reported results of operations for the quarter ended March 31, 2003 will be significantly worse than for the quarter ended March 31, 2002. The registrant plans to file a chapter 11 liquidating plan within 60 days and plans to adopt the liquidation basis of accounting as of April 30, 2003. It is expected that the stated value of liabilities will be reduced by approximately $6 billion in a future period under liquidation accounting.

           Bethlehem Steel Corporation has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 14, 2003

                                            By: /s/ Lonnie A. Arnett
                                                --------------------------------
                                                 Lonnie A. Arnett
                                                 Vice President and Controller


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